For Immediate Release

Bright Minds Biosciences Announces Resignation of Board Member

Vancouver, BC – January 9, 2023 – Bright Minds Biosciences (“Bright Minds,” “BMB” or the “Company”) (Nasdaq: DRUG) (CSE: DRUG), a biotechnology company focused on developing novel drugs for the targeted treatment of neuropsychiatric disorders, epilepsy, and pain, today announced that Dr. Doug Williamson has resigned from its Board of Directors. Dr. Williamson has accepted a new full-time role that precludes his participation on the Bright Minds Board.

“In his short tenure on the Board, Doug’s scientific, clinical, and medical experience has proven invaluable in supporting our efforts to develop the next generation of safe and efficacious drugs for challenging brain disorders such as resistant epilepsy, treatment resistant depression, PTSD, and pain. We wish him well in his new endeavors,” stated Ian McDonald, CEO and Co-founder of Bright Minds Biosciences.

“It has been an honor to serve on the Bright Minds Board. While I am stepping down from this role, I look forward to following the Company’s future progress as it works to create novel therapeutics to improve patient lives,” said Dr. Doug Williamson.

About Bright Minds

Bright Minds is focused on developing novel transformative treatments for neuropsychiatric disorders, epilepsy, and pain. Bright Minds has a portfolio of next-generation serotonin agonists designed to target neurocircuit abnormalities that are responsible for difficult to treat disorders such as resistant epilepsy, treatment resistant depression, PTSD, and pain. The Company leverages its world-class scientific and drug development expertise to bring forward the next generation of safe and efficacious drugs. Bright Minds’ drugs have been designed to potentially retain the powerful therapeutic aspects of psychedelic and other serotonergic compounds, while minimizing the side effects, thereby creating superior drugs to first-generation compounds, such as psilocybin.

Investor Contact:

Lisa Wilson

E: lwilson@insitecony.com

T: 917-543-9932

Ian McDonald

CEO and Director

E: ian@brightmindsbio.com

T: 647 407 2515